September 5, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mark P. Shuman

Re:        Vanity Events Holding, Inc. (f/k/a Map V Acquisitions, Inc.)
(the “Company”)
Amendment No. 2 to
Registration Statement on Form S-1 (“Form S-1”)
Filed August 13, 2008
File No. 333-151585

Dear Mr. Shuman:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 25, 2008, addressed to Mr. Steven Moskowitz, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 1 to Form S-1 (the “Amended Registration Statement”), filed on September 4, 2008, have been referenced.

Selling Shareholders, page 13

1.
We refer to comment 2 of our letter dated August 7, 2008, in which we requested that Vanity Events disclose in this section the nature and date of the transactions in which the selling shareholders acquired the shares to be resold. You have not included this information in this section. Please include here, and not by cross-reference to information included in Part H of your registration statement, the date on which the shares to be resold by Sichenzia Ross were issued to that entity, and the information regarding the share exchange included on page 7 of the prospectus with respect to all other selling shareholders.

Response:

The Company has revised the registration statement to disclose (i) the nature and date of the transactions in which the selling shareholders acquired the shares to be resold, (ii) the information regarding the share exchange included on page 7 of the prospectus, and (iii) the fact that substantially all of the shares being offered for sale by the selling shareholders consist of shares which the selling shareholders received in connection with the share exchange. Further, the Company has revised the registration statement to include the date on which the shares to be resold by Sichenzia Ross were issued to that entity.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Management’s Discussion and Analysis and Plan of Operation, page 20

2.
We refer to comment 3 of our letter dated August 7, 2008, in which we requested that Vanity Events expand the third paragraph under the sub-heading “Cash Flows from Operating Activities” to state clearly the total dollar amount of additional funds Vanity Events estimates that it will require to pursue its business model 12 months from the date of the prospectus. In its response letter dated August 13, 2008, Vanity Events states that it has revised its disclosure and that it anticipates it will require $60,000 for the next 12 months of operations, but we are unable to locate said disclosure in the prospectus. Please provide this disclosure.

Response:

The Company has previously provided this disclosure in the first risk factor located on page 7 in the section titled “Risk Factors.” As requested, the Company has revised the third paragraph under the sub-heading “Cash Flows from Operating Activities” to state clearly the total dollar amount of additional funds it estimates that it will require to pursue its business model 12 months from the date of the prospectus.

3.
You appear to have deleted the last four paragraphs of this section appearing in your prior amendment. These four paragraphs would seem to provide material disclosure. Please advise why you believe that this disclosure is no longer indicated.

Response:

The referenced four paragraphs were erroneously deleted in the previous amendment filed. The Company has reinserted these paragraphs in the current Form S-1.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman
Richard A. Friedman

cc: Mr. Steven Y. Moskowitz,
Chief Executive Officer

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

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